Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company:
PARIS RE Holdings Limited
(Commission File No. 132-02692)
MISCELLANEOUS
è	Is it possible to get organizational charts of PartnerRe, in its current structure and by operational entity?

When will we know PartnerRe’ organization: how are the tasks divided between the various entities?
We do not have presently this information but the future organization will obviously be different from the current organizations.
As indicated during the meetings with PartnerRe, integration groups will be set up to determine the future organization. We will keep you updated on an ongoing basis while the project moves forward.
è	What are the technical, accounting and investment management systems currently used by PartnerRe?
PartnerRe uses:
-  SICS-nt (Life and Non Life) instead of OSIRIS for reinsurance functions (portfolio, claims and technical accounting)
-  PeopleSoft for the general ledger, the consolidation, financial accounting, treasury management and fixed asset management. PartnerRe is using internally developed tools and data marts for controlling. On our side, we use PeopleSoft for the general accounting and the package SAP Business Objects Financial Consolidation for consolidation (Helios application). Financial accounting is managed in Osiris.
-  The reporting tool Business Objects XI to access reinsurance data. PARIS RE uses the same tool.
With respect to investments, PartnerRe has specialized asset management systems (an internal data warehouse as well as outsourced trading applications and investment accounting applications) as PartnerRe manages itself its management. We do not have comparable systems because the asset management is outsourced to our asset managers.
Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE and PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements.
PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts.
Additional Information and Where to Find It
If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org).
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.
This document is updated regularly
For additional question, please send it to communication.interne@paris-re.com